45



82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Matsui Securities Co., Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 0 8 2007
THOMSON FINANCIAL

FILE NO. 82- 05215

FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 6/6/07

File No. 82-5215

ARIS 3-31-07

Consolidated Financial Summary under Japanese GAAP
For the Year Ended March 31, 2007

Date: April 27, 2007
Company name (code number): Matsui Securities Co., Ltd. (8628)
Stock exchange listing: Tokyo
(URL http://www.matsui.co.jp/ir/en/index.html)
Representative: Michio Matsui: President and Chief Executive Officer
Contact: Shinichi Uzawa: Chief Financial Officer
Planned date of ordinary general meeting of shareholders: June 24, 2007
Planned date of dividends payment: June 25, 2007
Planned date of filing of annual securities report: June 25, 2007

RECEIVED

Note: All figures in the financial statements are rounded off to the nearest millionth.

1. Consolidated financial summary for the year ended March 31, 2007

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Year ended March 31, 2007	43,691	(−23.4)	40,708	(−24.8)	22,547	(−39.3)	22,720	(−38.7)
Year ended March 31, 2006	57,072	(54.6)	54,150	(56.4)	37,116	(64.2)	37,062	(64.2)

	Net income		Earnings/ share	Fully diluted earnings/ share	Return on equity	Ordinary income/ total assets	Operating income/ Operating revenues
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)	(%)	(%)	(%)
Year ended March 31, 2007	13,444	(−34.9)	50.02	44.73	18.8	2.4	51.6
Year ended March 31, 2006	20,650	(63.3)	77.11	68.78	35.2	4.2	65.0

Investment gain and loss on equity method: Year ended March 31, 2007 None Year ended March 31, 2006 None

(2) Financial position

	Total assets	Net assets	Equity ratio	Net assets /share
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)
As of Mar. 31, 2007	839,475	75,281	9.0	279.70
As of Mar. 31, 2006	1,067,210	67,645	6.3	252.17

Net assets - new-share purchase rights - minority interests:
As of Mar. 31, 2007 75,281 million yen As of Mar. 31, 2006 − million yen

(3) Cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalent at the end of period
	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
Year ended March 31, 2007	−30,991	−1,074	5,499	75,837
Year ended March 31, 2006	−30,650	−949	72,750	102,403

2. Dividends

	Dividends per share			Annual total	Dividends payout ratio	Dividends per net assets
	Interim	End of terms	Annual			
	(Yen)	(Yen)	(Yen)	(Millions of Yen)	(%)	(%)
Year ended March 31, 2006	–	23.09	23.09	6,194	29.9	10.5
Year ended March 31, 2007	–	23.00	23.00	6,190	46.0	8.6
Year ended March 31, 2008	undecided	undecided	undecided		undecided	

3. Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its monthly business information instead of such forecasts.

4. Other information

(1) Changes in scope of consolidation: None

(2) Changes in accounting principles, procedures and reclassifications for the consolidated financial statements (such changes to be noted in "Significant change in accounting policies for the consolidated financial statements")

① Changes due to amendment to accounting standards: Yes

② Changes due to other changes than above: Yes

(3) Number of shares outstanding (common shares)

① Number of shares outstanding including treasury stocks

As of Mar. 31, 2007 269,182,502 shares As of Mar. 31, 2006 268,281,485 shares

② Number of treasury stocks

As of Mar. 31, 2007 31,836 shares As of Mar. 31, 2006 31,426 shares

(Reference)

1. Non-Consolidated financial summary for the year ended March 31, 2007

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Year ended March 31, 2007	43,691	(−23.4)	40,708	(−24.8)	22,544	(−39.3)	22,709	(−38.7)
Year ended March 31, 2006	57,072	(54.6)	54,150	(56.4)	37,113	(64.2)	37,052	(64.2)

	Net income		Earnings/share	Fully diluted earnings/share
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)
Year ended March 31, 2007	13,449	(−34.9)	50.04	44.75
Year ended March 31, 2006	20,644	(63.4)	77.08	68.76

(2) Financial position

	Total assets	Net assets	Equity ratio
	(Millions of Yen)	(Millions of Yen)	(%)
As of Mar. 31, 2007	839,414	75,222	9.0
As of Mar. 31, 2006	1,067,143	67,581	6.3

Net assets - new-share purchase rights - minority interests:

As of Mar. 31, 2007 75,222 million yen As of Mar. 31, 2006

Notice to readers:

The accompanying consolidated and non-consolidated financial statements of the Company are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

1. Business results for the year ended March 31, 2007

Translation omitted.

2. Information on Group Companies

Translation omitted.

3. Management policy

Translation omitted.

4. Consolidated financial statements

[1] Consolidated balance sheets

Item	Note	March 31, 2006			March 31, 2007			Increase/ Decrease
		Millions of Yen		%	Millions of Yen		%	Millions of Yen
(Assets)								
I Current Assets								
Cash and bank deposits			102,403			16,137		
Cash segregated as deposits			322,005			268,026		
Cash in trust			1,000			75,700		
Trading assets			—			1		
Net receivables arising from pre-settlement date trades			705			174		
Margin account assets			610,279			433,446		
Loans receivable from customers		606,561			430,420			
Cash deposited as collateral for securities borrowed from securities finance companies		3,719			3,026			
Receivables on collateralized securities transactions:			1,747			1,508		
Cash deposits collateral for securities borrowed		1,747			1,508			
Receivables from customers and others			17			34		
Advance paid for subscription			66			—		
Short-term guarantee deposits			13,066			28,436		
Prepaid expenses			190			183		
Accrued income			5,050			5,564		
Deferred income taxes			1,116			503		
Others			2,793			2,620		
Allowance for doubtful accounts			(391)			(281)		
Total current assets			1,060,045	99.3		832,051	99.1	(227,994)
II Fixed assets								
1 Tangible fixed assets	1		1,111	0.1		1,043	0.1	(68)
Buildings		406			377			
Equipment and instruments		237			231			
Land		468			435			
2 Intangible assets			2,779	0.3		2,949	0.4	170
Software		2,748			2,926			
Others		31			23			
3 Investments and others			3,275	0.3		3,433	0.4	158
Investment securities		1,934			1,882			
Investment in partnership		3			3			
Long-term loans receivable		283			205			
Long-term guarantee deposits		225			264			
Long-term prepaid expenses		9			7			
Deferred income taxes		1,032			1,204			
Others		551			496			
Allowance for doubtful accounts		(760)			(628)			
Total fixed assets			7,165	0.7		7,424	0.9	260
Total assets			1,067,210	100.0		839,475	100.0	(227,735)

		March 31, 2006			March 31, 2007			Increase/ Decrease	
Item	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen	
(Liabilities)									
Ⅰ Current liabilities									
Margin account liabilities:			218,035			79,476			
Loans from securities finance companies		178,733			47,081				
Proceeds of securities sold on customers' account		39,302			32,396				
Payables on collateralized securities transactions:			153,120			86,038			
Cash deposits as collateral for securities loaned		153,120			86,038				
Deposits received			155,473			146,842			
Guarantee money received			196,235			171,506			
Suspense account for undelivered securities			8			—			
Short-term borrowings			118,650			157,093			
Commercial paper			—			1,000			
Bond due within one year			20,000			—			
Deferred revenue			100			78			
Accounts payable			827			126			
Accrued expenses			2,120			2,080			
Accrued income taxes			12,141			4,917			
Accrued bonuses			383			82			
Others			0			0			
Total current liabilities			877,091	82.2		649,238	77.3		(227,853)
Ⅱ Long-term liabilities									
Bond			40,000			40,000			
Convertible bond			39,800			39,800			
Long-term borrowings			39,643			31,550			
Reserve for retirement bonuses for directors and auditors			235			206			
Others			0			0			
Total long-term liabilities			119,678	11.2		111,556	13.3		(8,122)
Ⅲ Statutory reserves									
Reserve for securities transactions	2		2,795			3,399			
Total statutory reserves			2,795	0.3		3,399	0.4		604
Total liabilities			999,565	93.7		764,194	91.0		(235,371)

		March 31, 2006		March 31, 2007		Increase/ Decrease
Item	Note	Millions of Yen	%	Millions of Yen	%	Millions of Yen
(Shareholders'equity)						
I Common Stock		11,750	1.1	–	–	–
II Capital surplus		9,598	0.9	–	–	–
III Earned surplus		45,497	4.2	–	–	–
IV Net unrealized gain (loss) on investment securities, net of taxes		822	0.1	–	–	–
V Treasury Stock		(22)	(0.0)	–	–	–
Total shareholders' equity		67,645	6.3	–	–	–
Total liabilities and shareholders'equity		1,067,210	100.0	–	–	–
(Net assets)						
I Shareholders' equity						
Common stock		–		11,922		
Capital surplus		–		9,770		
Earned surplus		–		52,747		
Treasury stock		–		(22)		
Total shareholders' equity		–	–	74,417	8.9	–
II Valuation and translation adjustments						
Net unrealized gain (loss) on investment securities, net of taxes		–		865		
Total valuation and translation adjustments		–	–	865	0.1	–
Total net assets		–	–	75,281	9.0	–
Total liabilities and net assets		–	–	839,475	100.0	–

[2] Consolidated statements of income

Item	Note	Year ended March 31, 2006			Year ended March 31, 2007			Increase/ Decrease	
		Millions of Yen		%	Millions of Yen		%	Millions of Yen	
I Operating revenues									
Commissions			42,477			26,936			
Brokerage commissions		39,182			24,386				
Underwriting and selling commissions		164			58				
Subscription and distribution commissions		23			24				
Others		3,108			2,468				
Net gain (loss) on trading			(244)			(73)			
Interest and dividend income			14,839			16,828			
Total operating revenues			57,072	100.0		43,691	100.0		(13,381)
II Interest expenses			2,922			2,984			62
Net Operating revenues			54,150	94.9		40,708	93.2		(13,443)
III Selling, general and administrative expenses			17,034	29.9		18,160	41.6		1,126
Transaction related expenses		5,000			5,182				
Employees' compensation and benefits		1,979			1,998				
Occupancy and rental		324			409				
Data processing and office supplies		7,173			8,848				
Depreciation		1,050			1,252				
Duties and taxes other than income taxes		353			284				
Provision of allowance for doubtful accounts		949			—				
Others		206			186				
Operating income			37,116	65.0		22,547	51.6		(14,569)
IV Non-operating income			175	0.3		196	0.5		21
Compensation income for damages		122			96				
Dividend income		—			63				
Others		53			38				
V Non-operating expenses			230	0.4		24	0.1		(206)
Bond issuing costs		83			—				
Commissions on syndicated loans		109			4				
Others		37			20				
Ordinary income			37,062	64.9		22,720	52.0		(14,342)

		Year ended March 31, 2006			Year ended March 31, 2007			Increase/ Decreasе	
Item	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen	
VI Special profits			189	0.4		532	1.2		342
Gain on sales of investment securities		189			332				
Reversal of allowance for doubtful accounts		—			200				
VII Special losses			1,031	1.8		677	1.5		(354)
Loss on sales and disposals of property and equipment		87			22				
Loss on impairment of fixed assets		6			—				
Provision for statutory reserves		907			604				
Devaluation loss on telephone subscription rights		—			0				
Devaluation loss on investment securities		—			51				
Devaluation loss on corporate golf membership and resort membership		31			—				
Income before income taxes			36,220	63.5		22,575	51.7		(13,646)
Income taxes - current		16,746			8,720				
Income taxes - deferred		(1,176)	15,570	27.3	411	9,130	20.9		(6,439)
Net income			20,650	36.2		13,444	30.8		(7,206)

[3] Consolidated statements of retained earnings

Item	Year ended March 31, 2006	
	Millions of Yen	
(Capital surplus)		
Ⅰ Beginning balance of capital surplus		9,317
Ⅱ Increase in capital surplus		
1 Issuance of new shares on the exercise of new-share purchase rights	281	281
Ⅲ Capital surplus at end of period		9,598
(Earned surplus)		
Ⅰ Beginning balance of earned surplus		28,737
Ⅱ Increase in earned surplus		
1 Net income	20,650	20,650
Ⅲ Decrease in earned surplus		
1 Cash dividends	3,792	
2 Bonus to directors	99	3,891
Ⅳ Earned surplus at end of period		45,497

[4] Consolidated statements of changes in net assets

(Year ended March 31, 2007) (Millions of Yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of Mar. 31, 2006	11,750	9,598	45,497	(22)	66,823
Changes in the current term					
Issuance of new shares	172	172			344
Dividends from earned surplus			(6,194)		(6,194)
Net income			13,444		13,444
Purchase of treasury stock				(0)	(0)
Net change of items other than Shareholders' equity					
Total changes of items in the current term	172	172	7,250	(0)	7,593
Balance as of March 31, 2007	11,922	9,770	52,747	(22)	74,417

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of Mar. 31, 2006	822	822	67,645
Changes in the current term			
Issuance of new shares			344
Dividends from earned surplus			(6,194)
Net income			13,444
Purchase of treasury stock			(0)
Net change of items other than Shareholders' equity	43	43	43
Total changes of items in the current term	43	43	7,636
Balance as of March 31, 2007	865	865	75,281

[5] Consolidated statements of cash flows

Item	Note	Year ended March 31, 2006	Year ended March 31, 2007	Increase/ Decrease
		Millions of Yen	Millions of Yen	Millions of Yen
I Cash flows from operating activities				
Income before income taxes		36,220	22,575	
Depreciation and amortization		1,050	1,252	
Net change in allowance for doubtful accounts		949	(242)	
Net change in accrued bonuses		82	(301)	
Net change in reserve for securities transactions		907	604	
Interest and dividend income		(1,139)	(2,068)	
Interest expenses		1,116	1,842	
Interest income on margin transactions		(13,581)	(14,666)	
Interest expenses on margin transactions		1,626	983	
Loss on sales and disposals of property and equipment		87	22	
Loss on impairment of fixed assets		6	—	
Devaluation loss on telephone subscription rights		—	0	
Gain on sales of investment securities		(189)	(332)	
Devaluation loss on investment securities		—	51	
Devaluation loss on corporate golf membership and resort membership		31	—	
Net change in deposits segregated for customers		(99,002)	53,991	
Net change in cash in trust		8,000	(15,000)	
Net change in trading assets		107	(1)	
Net change in net receivables arising from pre-settlement date trades		218	531	
Net change in margin assets and liabilities		(145,805)	38,274	
Net change in receivable on collateralized securities transactions		(137)	239	
Net change in deposits received		48,913	(8,631)	
Net change in cash collateral for securities loaned		79,340	(67,082)	
Net change in guarantee deposits received		58,768	(24,729)	
Net change in short-term guarantee deposits		(6,271)	(15,370)	
Bonus to director		(99)	—	
Others		(1,969)	115	
Sub total		(30,771)	(27,942)	2,829
Interest and dividend received		1,081	2,043	
Interest paid		(1,098)	(1,768)	
Interest on margin transactions received		12,726	13,511	
Interest on margin transactions paid		(1,641)	(964)	
Income taxes paid		(10,946)	(15,872)	
Net cash flows from operating activities		(30,650)	(30,991)	(341)

		Year ended March 31, 2006	Year ended March 31, 2007	Increase/ Decrease
Item	Note	Millions of Yen	Millions of Yen	Millions of Yen
II Cash flows from investing activities				
Payments for purchases of property and equipment		(93)	(50)	
Proceeds from sales of property and equipment		—	22	
Payments for purchases of intangible assets		(1,795)	(1,398)	
Payments for purchases of investment securities		—	(10)	
Proceeds from sales of investment securities		954	401	
Others		(16)	(40)	
Net cash flows from investing activities		(949)	(1,074)	(125)
III Cash flows from financing activities				
Net change in short-term borrowings		51,000	33,500	
Net change in commercial paper		(1,000)	1,000	
Proceeds from long-term borrowings		37,100	1,000	
Repayments of long-term borrowings		(30,839)	(4,150)	
Proceeds from issuance of bonds		19,917	—	
Repayment for corporate bond		—	(20,007)	
Proceeds from issuance of shares		358	339	
Payments for purchase of treasury stock		(1)	(0)	
Dividends paid		(3,784)	(6,183)	
Net cash flows from financing activities		72,750	5,499	(67,251)
IV Translation difference of cash and cash equivalent		0	1	0
V Net change in cash and cash equivalent		41,152	(26,565)	(67,717)
VI Cash and cash equivalent at beginning of period		61,251	102,403	41,152
VII Cash and cash equivalent at end of period	1	102,403	75,837	(26,565)

The consolidated financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998), and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974), based on the "Regulations of Consolidated Financial Statements" (Ministry of Finance Ordinance No. 28, 1976) and its Article 46 and 68.

[6] Significant accounting policies for the consolidated financial statements

1. Scope of Consolidation

Number of Consolidated subsidiary: 1 (Matsui Real Estate Co., Ltd.)

2. Application of equity method

The Company has neither unconsolidated subsidiaries nor affiliates for which an equity method is to be applied.

3. Accounting period

The fiscal year of the consolidated subsidiary ends March 31, the same fiscal year-end as the parent company.

4. Accounting policies

(1) Valuation of securities and derivatives

(i) Securities and derivatives classified in trading assets:

Securities and derivatives classified in trading assets are valued at fair value.

(ii) Securities not classified in trading assets:

Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of net assets, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.

(2) Depreciation of significant depreciable assets

(i) Tangible fixed assets

The Company applies straight-line method while the consolidated subsidiary applies declining-balance method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments.

(ii) Intangible assets

Straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years).

(3) Accounting policies for significant provisions

(i) Allowance for doubtful accounts

An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience.

(ii) Accrued bonuses

Estimated amount of employees' bonuses is accrued.

(4) Accounting for significant lease transactions

Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").

(5) Accounting for significant hedging transactions

The Company and its subsidiary use interest rate swap trading to limit exposures to fluctuations in interest rates. The Company accounts for its interest rate swap trading pursuant to an allowed alternative method.

(6) Other material items

National and local consumption taxes are separately recorded.

5. Scope of "Cash and cash equivalents" in consolidated statements of cash flows

"Cash and cash equivalents" in the consolidated statements of cash flow is defined as liquid fund including cash in hand, current account deposits and short-term investments which is exposed to negligible risk.

[7] Significant Change in Accounting Policies for the Consolidated Financial Statements

The Company has adopted "Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 5, Dec. 9, 2005) and "Guideline for the Application of Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 8, Dec. 9, 2005)" from this period.

The amount corresponding to the conventional "Shareholders' Equity" in the balance sheet is 75,281 million yen.

Consolidated financial statements are presented according to the revision of "Regulations of Consolidated Financial Statements".

"Dividend income" in non-operating income which had been previously included in "others", was stated separately from the current fiscal period. The amount of "dividend income" for the year ended March 31, 2006 was 33 million yen.

[8] Notes to consolidated financial statements

(Notes to consolidated balance sheets)

1. Accumulated depreciation deduced from tangible assets is as follow (millions of Yen)

Year ended March 31, 2006	476
Year ended March 31, 2007	538

2. The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

(Notes to consolidated statements of changes in net assets)

(Year ended March 31, 2007)

1. Types and number of outstanding shares and treasury stock

(Number of shares)

	Number of shares as of March. 31, 2006	Number of shares increased for The year ended March 31, 2007	Number of shares decreased for the year ended March 31, 2007	Number of shares as of March 31, 2007
Outstanding shares				
Common stock	268,281,485	901,017	–	269,182,502
Treasury stock				
Common stock	31,426	410	–	31,836

Note 1. Increase of common stock outstanding is resulted from the execution of new-share purchase rights as stock options.

2. Increase of treasury stock is resulted from the purchase of odd-lot shares.

2. New-share purchase rights

No relevant items.

3. Dividends

(1) Dividend payment

Date of resolution	Ordinary General Meeting of Shareholders held on June 25, 2006
Type of shares	Common stock
Amount of dividend payment	6,194 million yen
Dividends per share	23.09 yen
Date of record for dividends	March 31, 2006
Effective date	June 26, 2006

(2) Dividends for which effective date is in the year ending March 31, 2008

Date of resolution	Ordinary General Meeting of Shareholders held on June 24, 2007
Type of shares	Common stock
Source of dividends	Earned surplus
Amount of dividend payment	6,190 million yen
Dividends per share	23.00 yen
Date of record for dividends	March 31, 2007
Effective date	June 25, 2007

(Notes to consolidated statement of cash flows)

The reconciliation between the Cash and cash equivalent and the balance of cash and bank deposits presented in the consolidated balance sheet is as follows.

(Millions of yen)

	As of March 31, 2006	As of March 31, 2007
Cash and bank deposits	102,403	16,137
Cash in trust (※)	—	59,700
Cash and cash equivalent	102,403	75,837

(※) Cash in trust whose purpose is to segregate guarantee money is excluded.

(Segment information)

Information related to operations in different industries has been omitted as the Company and its consolidated subsidiary operate predominately in the investment and financing service industry. The Company's primary business activities include brokerage, underwriting and distribution and trading of securities, and over 90% of the operating revenue or operating income of the Company and its consolidated subsidiary are related to the investment and financing service industry.

Information related to segment information on geographic areas and export sales has been omitted, because the Company and its consolidated subsidiary do not hold overseas revenues nor overseas branches.

(Per share information)

<table>
<tr><th>Year ended March 31, 2006</th><th>Year ended March 31, 2007</th></tr>
<tr><td>Shareholders' equity per share 252.17Yen
Earnings per share 77.11Yen
Fully diluted earnings per share 68.78Yen

The Company split its stock three-for-one on May 17, 2005.
The comparison of per share information under the assumption that the stock was split at the beginning of the fiscal year ended 2005 is as follow:

Shareholder's equity per share: 185.73 Yen
Net income per share: 46.99 Yen
Fully diluted earnings per share: 41.85 Yen</td><td>Shareholders' equity per share 279.70Yen
Earnings per share 50.02Yen
Fully diluted earnings per share 44.73Yen</td></tr>
</table>

Note: Calculation basis of per share information is as follows:

1. Net assets per share

Items	March 31, 2006	March 31, 2007
Total net assets on the balance sheets (Millions of Yen)	—	75,281
Net assets attributed to the common stock (Millions of Yen)	—	75,281
Breakdown of difference (Millions of Yen)	—	—
Number of common stock outstanding (Thousands of shares)	—	269,183
Number of common stock held in treasury (Thousands of shares)	—	32
Number of common stock included in the calculation of net assets per share (Thousands of shares)	—	269,151

2. Net income and fully diluted earnings per share

Items	Year ended March 31, 2006	Year ended March 31, 2007
Net income on the statements of income (Millions of Yen)	20,650	13,444
Net income attributed to the common stock (Millions of Yen)	20,650	13,444
Net income not attributed to the common stock (Millions of Yen)	—	—
Average number of common stock outstanding (Thousands of shares)	267,808	268,771
Breakdown of increase of the common stock considered in the calculation of fully diluted earnings per share (Thousands of shares) New share purchase rights (Thousands of shares)	32,430	31,783
Increase of common stock (thousands of shares)	32,430	31,783
Number of new-share purchase rights or others without dilution effects which are not considered in the calculation of fully diluted earnings per share	―――――	New-share purchase rights of the resolution of general shareholders' meeting (June 27, 2004) (Number of new-share purchase rights: 1,830, Number of shares to be issued by the new-share purchase rights: 549,000)

(Subsequent events)

No relevant items.

(Others)

The notes regarding "Lease transactions", "Trades with related parties", "Tax effect accounting", "Securities", "Derivatives transactions", "Retirement benefits", "Stock options" and "Business combinations" are omitted because those notes have low priority on this disclosure.

(Reference)

Summary of Quarterly Consolidated Statements of Income

(Millions of Yen)

Item	1Q of the year ended Mar. 31, 2006 ('05. 4. 1 - '05. 6.30)	2Q of the year ended Mar. 31, 2006 ('05. 7. 1 - '05. 9.30)	3Q of the year ended Mar. 31, 2006 ('05.10. 1 - '05.12.31)	4Q of the year ended Mar. 31, 2006 ('06.1. 1 - '06.3.31)	Total for the year ended Mar. 31, 2006 ('05. 4. 1 - '06. 3.31)
Operating revenues	9,693	12,770	16,379	18,230	57,072
Commissions	6,718	9,524	13,060	13,175	42,477
Net gain (loss) on trading	(31)	(58)	(700)	544	(244)
Interest and dividend income	3,005	3,304	4,019	4,511	14,839
Interest expenses	620	776	795	731	2,922
Net operating revenues	9,073	11,994	15,584	17,499	54,150
Selling, general and administrative expenses	3,427	3,621	4,311	5,676	17,034
Transaction related expenses	981	1,099	1,322	1,598	5,000
Employees' compensation and benefits	501	384	470	624	1,979
Occupancy and rental	72	80	85	86	324
Data processing and office supplies	1,497	1,659	1,991	2,027	7,173
Depreciation	237	252	273	288	1,050
Duties and taxes other than income taxes	58	80	94	120	353
Provision of allowance for doubtful accounts	21	8	17	903	949
Others	58	59	60	29	206
Operating income	5,646	8,373	11,274	11,823	37,116
Non-operating income and expenses	9	(2)	(98)	37	(54)
Ordinary income	5,655	8,371	11,176	11,860	37,062
Special profits and losses	(184)	(260)	(97)	(301)	(842)
Income before income taxes	5,471	8,111	11,079	11,559	36,220
Income taxes-current	1,914	3,898	4,874	6,059	16,746
Income taxes-deferred	333	(403)	(130)	(977)	(1,176)
Net income	3,224	4,615	6,334	6,477	20,650

(Millions of Yen)

Item	1Q for the year ended Mar. 31, 2007 ('06. 4. 1 - '06. 6.30)	2Q for the year ended Mar. 31, 2007 ('06. 7. 1 - '06. 9.30)	3Q of the year ended Mar. 31, 2007 ('06.10. 1 - '06.12.31)	4Q of the year ended Mar. 31, 2007 ('07.1. 1 - '07.3.31)	Total for the year ended Mar. 31, 2007 ('06. 4. 1 - '07. 3.31)
Operating revenues	11,820	9,805	10,000	12,066	43,691
Commissions	7,524	5,989	5,520	7,902	26,936
Net gain (loss) on trading	(1)	(76)	2	2	(73)
Interest and dividend income	4,297	3,891	4,478	4,162	16,828
Interest expenses	700	771	689	823	2,984
Net operating revenues	11,120	9,033	9,311	11,243	40,708
Selling, general and administrative expenses	4,666	4,426	4,547	4,520	18,160
Transaction related expenses	1,368	1,306	1,258	1,250	5,182
Employees' compensation and benefits	452	499	555	493	1,998
Occupancy and rental	90	93	110	117	409
Data processing and office supplies	2,309	2,094	2,209	2,236	8,848
Depreciation	288	305	321	339	1,252
Duties and taxes other than income taxes	80	72	66	67	284
Provision of allowance for doubtful accounts	—	—	—	—	—
Others	80	58	29	19	186
Operating income	6,454	4,607	4,764	6,722	22,547
Non-operating income and expenses	53	93	7	20	172
Ordinary income	6,507	4,700	4,770	6,742	22,720
Special profits and losses	(117)	33	107	(168)	(145)
Income before income taxes	6,390	4,733	4,877	6,574	22,575
Income taxes-current	1,806	2,110	1,908	2,896	8,720
Income taxes-deferred	780	(155)	106	(320)	411
Net income	3,804	2,778	2,864	3,999	13,444

5. Non-Consolidated financial statements

[1] Non-Consolidated balance sheets

		March 31, 2006			March 31, 2007			Increase/ Decrease
Item	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen
(Assets)								
I Current Assets								
Cash and bank deposits			102,214			15,914		
Cash segregated as deposits			322,005			268,026		
Cash in trust			1,000			75,700		
Trading assets			—			1		
Net receivables arising from pre-settlement date trades			705			174		
Margin account assets			610,279			433,446		
Loans receivable from customers		606,561			430,420			
Cash deposited as collateral for securities borrowed from securities finance companies		3,719			3,026			
Receivables on collateralized securities transactions:			1,747			1,508		
Cash deposits collateral for securities borrowed		1,747			1,508			
Receivables from customers and others			17			34		
Advance paid for subscription			66			—		
Short-term guarantee deposits			13,066			28,436		
Prepaid expenses			190			182		
Accrued income			5,050			5,564		
Deferred income taxes			1,115			503		
Others			2,793			2,618		
Allowance for doubtful accounts			(391)			(281)		
Total current assets			1,059,856	99.3		831,825	99.1	(228,031)
II Fixed assets								
1 Tangible fixed assets			784	0.1		758	0.1	(27)
Buildings		356			336			
Equipment and instruments		237			231			
Land		191			191			
2 Intangible assets			2,779	0.3		2,949	0.3	170
Software		2,748			2,926			
Others		31			23			
3 Investments and others			3,724	0.3		3,882	0.5	158
Investment securities		1,934			1,882			
Shares of affiliated companies		450			450			
Investment in partnership		3			3			
Long-term loans receivable		283			205			
Long-term guarantee deposits		225			264			
Long-term prepaid expenses		9			7			
Deferred income taxes		1,031			1,203			
Others		551			496			
Allowance for doubtful accounts		(760)			(628)			
Total fixed assets			7,287	0.7		7,588	0.9	301
Total assets			1,067,143	100.0		839,414	100.0	(227,729)

Item	Note	March 31, 2006			March 31, 2007			Increase/ Decrease	
		Millions of Yen		%	Millions of Yen		%	Millions of Yen	
(Liabilities)									
I Current liabilities									
Margin account liabilities:			218,035			79,476			
Loans from securities finance companies		178,733			47,081				
Proceeds of securities sold on customers' account		39,302			32,396				
Payables on collateralized securities transactions:			153,120			86,038			
Cash deposits as collateral for securities loaned		153,120			86,038				
Deposits received			155,472			146,841			
Guarantee money received			196,235			171,506			
Suspense account for undelivered securities			8			—			
Short-term borrowings			118,650			157,093			
Commercial paper			—			1,000			
Bond due within one year			20,000			—			
Deferred revenue			99			78			
Accounts payable			826			125			
Accrued expenses			2,120			2,080			
Accrued income taxes			12,140			4,917			
Accrued bonuses			382			82			
Others			0			0			
Total current liabilities			877,088	82.2		649,236	77.3		(227,853)
II Long-term liabilities									
Bond			40,000			40,000			
Convertible bond			39,800			39,800			
Long-term borrowings			39,643			31,550			
Reserve for retirement bonuses for directors and auditors			235			206			
Total long-term liabilities			119,678	11.2		111,556	13.3		(8,122)
III Statutory reserves									
Reserve for securities transactions			2,795			3,399			
Total statutory reserves			2,795	0.3		3,399	0.4		604
Total liabilities			999,562	93.7		764,192	91.0		(235,370)

		March 31, 2006			March 31, 2007			Increase/ Decrease	
Item	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen	
(Shareholders' equity)									
I Common Stock			11,750	1.1		–	–		–
II Capital surplus									
1 Additional paid-in capital			9,598			–			
Total capital surplus			9,598	0.9		–	–		–
III Earned surplus									
1 Earned surplus reserves			159			–			
2 Voluntary reserves			4,250			–			
Special purpose reserves		4,250			–				
3 Inappropriate retained earnings			41,024			–			
Total earned surplus			45,433	4.2		–	–		–
IV Net unrealized gain (loss) on investment securities, net of taxes			822	0.1		–	–		–
V Treasury stock			(22)	(0.0)		–	–		–
Total shareholders' equity			67,581	6.3		–	–		–
Total liabilities and shareholders' equity			1,067,143	100.0		–	–		–
(Net assets)									
I Shareholders' equity									
1 Common stock			–	–		11,922	1.4		–
2 Capital surplus									
(1) Additional paid-in capital		–			9,770				
Total capital surplus			–	–		9,770	1.2		–
3 Earned surplus									
(1) Earned surplus reserves		–			159				
(2) Other earned surplus									
Special purpose reserves		–			4,250				
Earned surplus carried forward		–			48,279				
Total earned surplus			–	–		52,688	6.3		–
4 Treasury stock			–	–		(22)	(0.0)		–
Total shareholders' equity			–	–		74,357	8.9		–
II Valuation and translation adjustments									
1 Net unrealized gain (loss) on investment securities, net of taxes			–			865			
Total valuation and translation adjustments			–	–		865	0.1		–
Total net assets			–	–		75,222	9.0		–
Total liabilities and net assets			–	–		839,414	100.0		–

[2] Non- Consolidated statements of income

		Year ended March 31, 2006			Year ended March 31, 2007			Increase/ Decrease	
Item	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen	
Ⅰ Operating revenues									
Commissions			42,477			26,936			
Brokerage commissions		39,182			24,386				
Underwriting and selling commissions		164			58				
Subscription and distribution commissions		23			24				
Others		3,108			2,468				
Net gain (loss) on trading			(244)			(73)			
Interest and dividend income			14,839			16,828			
Total operating revenues			57,072	100.0		43,691	100.0		(13,381)
Ⅱ Interest expenses			2,922			2,984			62
Net Operating revenues			54,150	94.9		40,708	93.2		(13,443)
Ⅲ Selling, general and administrative expenses			17,037	29.9		18,163	41.6		1,126
Transaction related expenses		5,000			5,182				
Employees' compensation and benefits		1,974			1,994				
Occupancy and rental		344			428				
Data processing and office supplies		7,173			8,848				
Depreciation		1,044			1,248				
Duties and taxes other than income taxes		348			280				
Provision of allowance for doubtful accounts		949			—				
Others		205			185				
Operating income			37,113	65.0		22,544	51.6		(14,569)
Ⅳ Non-operating income			168	0.3		189	0.4		21
Compensation income for damages		122			96				
Dividend income		—			63				
Others		46			30				
Ⅴ Non-operating expenses			230	0.4		24	0.0		(206)
Bond issuing costs		83			—				
Commissions on syndicated loans		109			4				
Others		37			20				
Ordinary income			37,052	64.9		22,709	52.0		(14,343)

		Year ended March 31, 2006			Year ended March 31, 2007			Increase/ Decrease	
Item	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen	
Ⅵ Special profits			189	0.3		532	1.2		342
Gain on sales of investment securities		189			332				
Reversal of allowance for doubtful accounts		—			200				
Ⅶ Special losses			1,029	1.8		662	1.5		(367)
Loss on sales and disposals of property and equipment		87			7				
Loss on impairment of fixed assets		4			—				
Provision for statutory reserves		907			604				
Devaluation loss on telephone subscription rights		—			0				
Devaluation loss on investment securities		—			51				
Devaluation loss on corporate golf membership and resort membership		31			—				
Income before income taxes			36,212	63.4		22,579	51.7		(13,633)
Income taxes - current		16,744			8,720				
Income taxes - deferred		(1,176)	15,568	27.2	410	9,130	20.9		(6,438)
Net income			20,644	36.2		13,449	30.8		(7,195)
Inappropriate retained earnings at the beginning of period			20,380			—			—
Inappropriate retained earnings at the end of period			41,024			—			—

[3] Non-Consolidated statements of appropriation of retained earnings

		Year ended March 31, 2006	
Item	Note	(Millions of Yen)	
Ⅰ Inappropriate retained earnings at the beginning of period			41,024
Ⅱ Appropriation			
Dividends *1		6,194	6,194
Ⅲ Inappropriate retained earnings brought forward to the following period			34,830

*Note 1 Cash dividend per share: 23.09 Yen

2 The appropriation of retained earnings was approved at the shareholders' meeting on June 25, 2006.

[4] Non-Consolidated statements of changes in net assets

(Year ended March 31, 2007) (Millions of Yen)

	Shareholders' equity								
	Common stock	Capital surplus		Earned surplus				Treasury stock	Total shareholders' equity
		Capital reserve	Total Capital surplus	Earned reserve	Other earned surplus		Total Earned surplus		
					Special purpose reserves	Earned surplus carried forward			
Balance as of Mar. 31, 2006	11,750	9,598	9,598	159	4,250	41,024	45,433	(22)	66,760
Changes in the current term									
Issuance of new shares	172	172	172						344
Dividends from earned surplus						(6,194)	(6,194)		(6,194)
Net income						13,449	13,449		13,449
Purchase of treasury stock								(0)	(0)
Net change of items other than Shareholders' equity									
Total changes in the current term	172	172	172			7,255	7,255	(0)	7,598
Balance as of March 31, 2007	11,922	9,770	9,770	159	4,250	48,279	52,688	(22)	74,357

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of Mar. 31, 2006	822	822	67,581
Changes in the current term			
Issuance of new shares			344
Dividends from earned surplus			(6,194)
Net income			13,449
Purchase of treasury stock			(0)
Net change of items other than Shareholders' equity	43	43	43
Total changes in the current term	43	43	7,641
Balance as of March 31, 2007	865	865	75,222

File No. 82-5215

RECEIVED

2007 JUN -5 A 6:19

(Summary translation)

Amendment Report to The Semi-Annual Securities Report Including Interim Financial Statements Under Japanese GAAP For the Six Months Ended September 30, 2006

Matsui Securities Co., Ltd.

1-4, Kojimachi, Chiyoda-ku, Tokyo, Japan

Filed with the Director of the Kanto Local Finance Bureau

On April 27, 2007

Original errors are shown by underlined type while **amendments** to them are shown by underlined, bold-faced type.

1 Information on the Company

Part 4 Corporate Profiles

4 Operations of Business

(3) Operations of Securities Trading

[1] Trading of securities excluding futures trading

(i) Stocks

(Original Report)

(Thousands of shares, Millions of Yen)

	In the securities market				Out of the securities market				Total	
	Brokerage		Proprietary trading		Brokerage		Proprietary trading			
	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Six months ended September 30, 2005	20,255,304	11,994,947	20	33	195,584	7,345	248	1,115	(192,287) 20,451,156	(3,795) 12,003,440
Six months ended September 30, 2006	14,133,160	13,699,694	19,186	14,867	542,161	13,558	134	114	(540,380) 14,694,642	(11,384) 13,728,233
Year ended March 31, 2006	44,443,769	33,513,248	816	1,663	562,172	16,754	2,172	6,097	(558,023) 45,008,928	(11,314) 33,537,762

Notes: Number of shares and trade value shown in the parentheses are those of foreign securities, which are also included in the numbers below each.

(Amendment Report)

(Thousands of shares, Millions of Yen)

	In the securities market				Out of the securities market				Total	
	Brokerage		Proprietary trading		Brokerage		Proprietary trading			
	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Six months ended September 30, 2005	20,255,304	11,994,947	20	33	195,584	7,345	248	1,115	(192,287) 20,451,156	(3,795) 12,003,440
Six months ended September 30, 2006	14,133,160	13,699,694	19,186	**14,868**	542,161	13,558	134	**126**	(540,380) 14,694,642	(11,384) **13,728,245**
Year ended March 31, 2006	44,443,769	33,513,248	816	1,663	562,172	16,754	2,172	6,097	(558,023) 45,008,928	(11,314) 33,537,762

Notes: Number of shares and trade value shown in the parentheses are those of foreign securities, which are also included in the numbers below each.

